

18 July 2017

SEC
Mail Processing
Section
JUL 18 2017
Washington DC
408

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of A$100,000,000 3.40% Notes due 10 September 2027 (Series No. AUD 021-03-1) (to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017) under its Australian Dollar Medium Term Note Programme.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



Maria A. Lomotan
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
www.adb.org

DSTRBRPT

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Received SEC

JUL 18 2017

Washington, DC 20549



17010518

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$100,000,000 3.40% Notes due 10 September 2027
Series No. AUD 021-03-1

(to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017)

Filed pursuant to Rule 3 of Regulation AD
Dated: 18 July 2017

[NEWYORK 3380058_2]

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$100,000,000 principal amount of 3.40% Notes due 10 September 2027 (Series No. AUD 021-03-1) (the "Notes") (to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017) of the Asian Development Bank (the "ADB") under its Australian Dollar Medium Term Note Programme (the "Programme").

SEC
Mail Processing
Section
JUL 18 2017
Washington DC
408

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016 (the "Information Memorandum") and in the Pricing Supplement relating to the Notes dated 14 July 2017 (the "Pricing Supplement"), both of which were filed previously under a report of the ADB dated 14 July 2017. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 7 and the Pricing Supplement.

As of 14 July 2017, the ADB entered into a Subscription Agreement, which was filed previously under a report of the ADB dated 14 July 2017, with Deutsche

Bank AG, Sydney Branch, Royal Bank of Canada and The Toronto-Dominion Bank (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$100,000,000 for an issue price of 100.940%, plus A$1,201,000 on account of accrued interest for 130 days from and including 10 March 2017 to but excluding 18 July 2017 (the "Issue Date"), less management and underwriting fees and selling concessions of 0.258%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 July 2017. The Lead Managers and Dealers propose to offer the Notes to the public at the public offering price of 100.940%. The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, Sydney Branch.......	A$33,340,000
Royal Bank of Canada.....................	33,330,000
The Toronto-Dominion Bank............	33,330,000
Total.................................	A$100,000,000

Item 3. Distribution Spread

See page 2 of the Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Note	100.940%	0.258%	100.682%*
Total	A$100,940,000	A$258,000	A$100,682,000*

*Plus A$1,201,000 on account of accrued interest for 130 days from and including 10 March 2017 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	A$12,000*

* Asterisk indicates that expense itemized above is an estimate.

Item 6. Application of Proceeds

See the Information Memorandum, page 13.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(ii) the Second Note Deed Poll in relation to the Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(iii) Amended and Restated Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 21

December 2016, previously filed under a report of the ADB dated 14 July 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 14 July 2017, previously filed under a report of the ADB dated 14 July 2017.

(d) (i) Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii) Pricing Supplement dated 14 July 2017, previously filed under a report of the ADB dated 14 July 2017.



18 July 2017

Deutsche Bank AG, Sydney Branch
Level 16
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 47
2 Park Street
Sydney NSW 2000
Australia

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 021-03-1, Tranche 4
A$100,000,000 3.40% Notes due 10 September 2027 (the "Notes")
(to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017)
Issued Under the Australian Dollar Medium Term Note Programme (the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444

www.adb.org

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia to the Treasurer of ADB, confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d) the resolution adopted by the Board of Directors of ADB on 9 December 2016 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the Officer-in-Charge, Treasury Department of ADB dated 14 July 2017 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(f) the Borrowing Regulation of ADB dated 9 December 2008;

(g) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 14 July 2017 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(h) the Pricing Supplement dated 14 July 2017 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



CHRISTOPHER STEPHENS
General Counsel